UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplemental Agreement to Leasing Agreement by and Between Honghao and Kezhi

As previously reported on the Current Report on Form 8-K of Powerbridge Technologies Co., Ltd. (the “Company”) filed on October 6, 2020, Shenzhen Honghao Internet Technology Co. Ltd. (“Honghao”), the wholly-owned subsidiary of the Company, entered into a leasing agreement (the “Original Leasing Agreement”) with Shenzhen Kezhi Technology Co., Ltd. (“Kezhi”), a company incorporated under the PRC laws , pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain advertising space it leased or controls in certain shopping centers in Shenzhen, Guangdong, to Honghao.

On November 20, 2020, Honghao and Kezhi entered into a supplemental agreement to the Leasing Agreement (the “Supplemental Agreement”, together with the Original Leasing Agreement, the “Leasing Agreement”) , pursuant to which, Kezhi agreed to transfer the right to operate and publish advertisements at certain additional advertising space it leased or controls in several urban villages in Shenzhen, Guangdong, to Honghao.

Given that there was no transfer of the right to operate and publish advertisements between October 1, 2020, the effective date of the Original Leasing Agreement, and the date of the Supplemental Agreement, both parties agreed to change the effective date of the Original Leasing Agreement from October 1, 2020 to January 1, 2021, which shall expire on December 31, 2040.

Honghao and Kezhi also agreed to increase the rent from RMB150 million (approximately $22 million) to RMB 470 million (approximately $71 million) as consideration for all the advertising space, the payment of which shall be made within 3 months of the date of the Supplemental Agreement. Accordingly, Kezhi agreed to increase the value of the original collateral as provided in the Original Leasing Agreement from RMB150 million to RMB 470 million. Additionally, both parties agreed to change the original payment schedule of the security deposit in an amount of RMB10 million (approximately $1.67 million) as set forth in the Original Leasing Agreement from within 3 business days after the date of the Original Leasing Agreement to within 3 business days after the date of the Supplemental Agreement.

Additionally, the Supplemental Agreement provided the advertising space delivery schedule with at least 50% of the total advertising space delivered by December 31, 2021 and the remainder delivered by December 31, 2022 (the “Delivery Schedule”). In the event Kezhi failed to deliver the advertising space according to the Delivery Schedule, Honghao shall have the right to terminate the Leasing Agreement and have the rent returned in full as well as demand damages due to Kezhi’s default. Furthermore, both parties agreed that Honghao shall not be liable for any disputes, conflicts or lawsuits arising between Kezhi and any third party concerning the advertising space provided thereof (the “Third Party Disputes”). In the event Kezhi is unable to continue to perform all or part of its obligations under the Leasing Agerement due to the Third Party Disputes, Kezhi shall manage to locate similar replacement of advertising space for Honghao within one month. The parties also agreed on the parties’ obligations to seek regulatory approval to publish the advertisements, safe operation of the advertisement space, force majeure and other matters customary to lease agreement of such nature.

An unofficial English translation of the Supplemental Agreement is filed as Exhibit 10.1 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Supplemental Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

10.1	Unofficial English translation of the Supplemental Agreement to Leasing Agreement dated November 20, 2020 by and between Shenzhen Honghao Internet Technology Co. Ltd. and Shenzhen Kezhi Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 24, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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